OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 000-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    82-

October 17, 2011

VIA EDGAR FILING SUBMISSION

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Kiska Metals Corporation (the “Corporation”)

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Response Letter Dated February 3, 2011

Form 20-F/A for the Fiscal Year Ended December 31, 2010, Filed May 27, 2011

Response Letter Dated June 10, 2011

File No. 000-31100

Dear Mr. Giugliano:

The Corporation acknowledges receipt of your comment letter dated October 7, 2011 in regards to the above-referenced filings.

Due to the nature of the information that you have asked the Corporation to provide and the unavailability of its officers, auditors and legal representatives whom will provide greater insight into the questions posed, the Corporation respectfully requests an extension of time of 20 business days to provide the Corporation’s written response to the Commission’s comments. The Corporation will work towards providing its response on or before November 21, 2011. Should it appear that the Corporation’s response will require additional time, it will advise you in advance and seek your guidance.

Thank you for your consideration in this matter.

Yours truly,

KISKA METALS CORPORATION

/s/ A. Rothwell

Adrian Rothwell, C.A.

Chief Financial Officer

Suite 575, 510 West Pender St., Vancouver, BC, Canada V6C 3A8

Tel: 604.669.6660 | Fax: 604.669.0898 | info@kiskametals.com | www.kiskametals.com